Exhibit d.(ii).b

Schedule A

List of Funds

This Schedule A to that certain Sub-Advisory Agreement by and between Hartford Funds Management Company, LLC and Wellington Management Company LLP dated August 2, 2017, is effective as of July 16, 2018.

THE HARTFORD MUTUAL FUNDS II, INC.

on behalf of:

The Hartford Growth Opportunities Fund

The Hartford Small Cap Growth Fund

Hartford Quality Value Fund*

* The Hartford Value Opportunities Fund was renamed Hartford Quality Value Fund on November 1, 2017